Caledonia remains committed to Zimbabwean Indigenisation negotiations

Toronto, Ontario – December 13, 2011:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces its full commitment to the negotiations taking place with the Government of Zimbabwe relating to an Indigenisation Plan for its Blanket Mine in Zimbabwe.

The Chairman of the Board of Caledonia Mining confirms that the Board and executive management remain fully committed to the negotiations that are currently on-going with the Government in an attempt to arrive at a mutually agreeable Indigenisation Implementation Plan.  Caledonia submitted a revised Indigenisation Plan in October 2011 and has timeously responded to requests from the Zimbabwe Government for further information in respect of the Plan.  Members of Caledonia’s executive management team have meetings scheduled with the Indigenisation Board and its advisers within the next few days.  Caledonia expects that it will be able to address any outstanding concerns regarding the Indigenisation of Blanket Mine within the applicable timeframes.

Caledonia and its Chief Executive Officer, Mr Hayden, categorically deny having made any statements to the effect that he and Caledonia are not wholly committed to the rapid implementation of Indigenisation of the Blanket Mine.  Mr Hayden also refutes allegations that he has “scoffed at” the empowerment drive, that he has branded indigenisation as a “political gimmick”, or that Caledonia has in any way refused to comply with the Indigenisation laws or caused delays in the Indigenisation negotiations.

For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com Threadneedle Communications Laurence Read, tel +44 207 653 9855 Beth Harris, tel +44 207 653 9853 Terry Garrett, tel +44 207 653 9845

Further information regarding Caledonia ’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com